Exhibit 99.1

ZIM Announces New Operational Cooperation with MSC
Covering the Strategic Transpacific Trade

New Agreement which includes Six Asia to USEC and USGC Services is
Scheduled to Commence in February 2025

Haifa, Israel, September 09, 2024 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today that it has entered into a new long-term operational cooperation with Mediterranean Shipping Company (MSC) on the Asia - US East Coast and Asia - US Gulf trades. The new services are scheduled to be launched in February 2025, subject to regulatory approvals and filings.

The proposed network under this cooperation agreement is designed to enable ZIM to provide its customers with extensive port coverage, further elevating ZIM’s quality of service, as well as achieving significant operational efficiencies.

Eli Glickman, ZIM President & CEO, said: “This important collaboration reflects ZIM’s commitment to both delivering an outstanding shipping solution to its customers, and taking continuous proactive steps to enhance efficiencies in our network. It is the direct outcome of our fleet renewal program which has greatly enhanced ZIM’s competitive position, particularly on the Asia to US East Coast trade. We are pleased to, once again, join forces with MSC, an industry leader and ZIM’s long-standing trusted partner, to augment our network while upholding our customer-centric approach and commitment to the highest levels of service. Consistent with ZIM’s focus on decarbonization, this partnership will promote greater utilization of larger and more eco-friendly tonnage, including our LNG-powered vessels. I am proud that ZIM is the first carrier to introduce LNG capacity to the Asia to US East Coast trade and currently offers two services fully operated by these green vessels, giving us a unique competitive position in this strategic trade. As market conditions continue to evolve, we intend to remain agile and are well positioned to capitalize on additional attractive opportunities that will benefit ZIM both operationally and financially.”

The three-year agreement between ZIM and MSC includes slot swap and vessel sharing agreements. The cooperation scope includes six services with extensive connection between Asia to the US East Coast, West Coast of Mexico, Caribbean ports and US Gulf ports, as detailed in the proposed port rotations below1:

ZIM Seven Stars (Z7S): Singapore – Laem Chabang – Yantian – Cai Mep – Singapore – Suez Canal – New York – Baltimore – Norfolk – Suez Canal – Singapore

ZIM Xpress Baltimore (ZXB): Singapore – Cai Mep – Haiphong – Yantian – Panama Canal – Cartagena – Charleston – Savannah – Jacksonville – New York – Baltimore – Suez Canal – Singapore

ZIM North Star (ZNS): Pusan – Qingdao – Shanghai – Ningbo – Pusan – Panama Canal – New York – Norfolk – Baltimore – Panama Canal – Pusan

ZIM Container Service Pacific (ZCP): Nansha – Yantian – Xiamen – Ningbo – Shanghai – Pusan – Manzanillo, MX – Panama Canal – Kingston – Savannah – Charleston – Wilmington – Kingston – Panama Canal – Nansha

ZIM Gulf Central China Xpress (ZGC): Ningbo – Shanghai – Pusan – Panama Canal – Mobile – Houston – New Orleans – Miami – Freeport – Panama Canal – Rodman – Ningbo

ZIM South Lotus (ZSL): Cai Mep – Xiamen – Yantian – Pusan – Lazaro Cardenas – Panama Canal – Houston – Mobile – Tampa – Miami – Suez Canal – Cai Mep

ZIM will continue operating two independent services to the Pacific Southwest (PSW): ZEX and ZX2, offering extensive connection from Vietnam and China to the US West Coast.

ZIM E-Commerce Xpress (ZEX): Cai Map – Yantian – Los Angeles – Cai Mep

ZIM Central China Xpress (ZX2): Shanghai – Ningbo – Los Angeles – Shanghai

ZIM will also continue its existing agreement with MSC to the Pacific Northwest (PNW), under ZNP service:

ZIM North Pacific (ZNP): Yantian – Shanghai – Qingdao – Pusan – Vancouver –Yantian

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices (including as a result of the continued situation in the Red Sea), supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, including the ongoing war between Israel and Hamas, the increased tension between Israel and Iran and its proxies, in particular the ongoing hostilities between Israel and Hezbollah, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2023 Annual Report filed with the SEC on March 13, 2024.

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

1 Port rotations are subject to geopolitical and other circumstances.